04002232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Streamline Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~901 Olive Street~~ 1270 COAST VILLAGE CIRCLE
(No. and Street)

Santa Barbara California ~~93101~~ 93108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Theodore Thomas~~ STEVE GEVIRTZ (805) ~~963-2090~~ 565-2232
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 Northridge California 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

RECEIVED FEB 23 2004 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Gevirtz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Streamline Capital Corporation, as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Santa Barbara
Subscribed and sworn (or affirmed) to before me this 2nd day of January 2004

Notary Public

Signature

PRESIDENT

Title

TERRI L. IMWALLE
Commission # 1349465
Notary Public - California
Santa Barbara County
My Comm. Expires Apr 1, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Streamline Capital Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Streamline Capital Corporation

I have audited the accompanying statement of financial condition of Streamline Capital Corporation as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streamline Capital Corporation as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 17, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Streamline Capital Corporation
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 50,488
Securities, not readily marketable	15,075
Deposits	9,961
Total assets	$ 75,524

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable	$ 28,927
Sublease deposits	4,100
Total liabilities	33,027
Commitments and contingencies	–
Stockholder's equity	
Common stock, no par value, 10,000 shares authorized 100 shares issued and outstanding	12,000
Additional paid-in capital	130,278
Accumulated deficit	(99,781)
Total stockholder's equity	42,497
Total liabilities & stockholder's equity	$ 75,524

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Operations
For the year ended December 31, 2003

Revenues	
Consulting fees	$ 190,500
Rental income	66,768
Realized gains (losses)	(5,025)
Total revenues	252,243
Expenses	
Employee compensation and benefits	104,438
Commissions and consulting fees	30,750
Communications	3,380
Occupancy and equipment rental	164,239
Interest	887
Tax and license fees, other than income	11,316
Other operating expenses	34,757
Total expenses	349,767
Income (loss) before income taxes	(97,524)
Income tax provision	800
Net income (loss)	$ (98,324)

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2003

	Common Stock	Additional Paid - In Capital	Retained Earnings Accumulated Deficit	Total
Balance at December 31, 2002	$ 12,000	$ 16,800	$ 5,898	$ 34,698
Issuance of additional paid–in capital	–	113,478	–	113,487
Shareholder distributions	–	–	(7,355)	(7,355)
Net income (loss)	–	–	(98,324)	(98,324)
Balance at December 31, 2003	$ 12,000	$ 130,278	$ (99,781)	$ 42,497

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Cash Flow
For the year ended December 31, 2003

Cash flows from operating activities:		
Net income (loss)		$ (98,324)
Adjustments to reconcile to net income (loss) to net cash used in operating activities		
(Increase) decrease:		
Accounts receivable	$ 14,939	
Clearing deposit	34	
(Decrease) increase in:		
Accounts payable	28,927	
Sublease deposits	4,100	
Total adjustments		48,000
Net cash used in operating activities		(50,324)
Cash flows from investing activities:		
Expiration of options	5,025	
Lease deposit	(9,961)	
Net cash used in investing activities		(4,936)
Cash flows from financing activities:		
Repayment of bank overdraft	(375)	
Proceeds from additional paid–in capital	113,478	
Shareholder distributions	(7,355)	
Net cash provided by financing activities		113,478
Net increase in cash		50,488
Cash at beginning of year		–
Cash at end of year		$ 50,488

Supplemental disclosure of cash flow information:

Income taxes paid	$ 800
Interest paid	$ 887

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Streamline Capital Corporation (The "Company") was incorporated in California in June of 1993, under the name of Protective Brokerage Corporation. In January of 1997, the Company changed its name to Streamline Capital Corporation. The Company first began receiving revenue in 1997.

The Company operates under a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the National Association of Securities Dealers (NASD).

The consulting fee incomes are for retainers that are paid after letters of agreement are signed for merger and investment banking business. Additionally, transaction fees are earned in the form of commission income, based on the completion of corporate finance transactions. To date, clients have participated in a broad array of industries, including telecommunications, healthcare, apparel packaging, utility outsourcing and defense.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes its retainer fee income when earned. The retainer fees are received from clients typically on a monthly basis as outlines in the Investment Banking Agreement at inception and are not contingent on the completion of at transaction. In the case of valuation work, 50% of the fee is usually paid up-front, with the remaining 50% payable upon the delivery of the final product.

Advertising and promotion costs are expensed as incurred. For the year ended December 31, 2003 the Company charged $543 to other operating expenses for advertising costs.

Note 2: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 1,500 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche became expired on June 27, 2003. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 2	1,500 shares	June 30, 2003	June 25, 2004	$ 14.00
Tranche 3	1,500 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	1,500 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $15,075.

Note 3: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $800 represents the California minimum tax provision on income. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 4: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement and a sublease agreement for office spaces in Santa Barbara under a noncancellable lease which commenced in February 2001 and expires on January 31, 2006.

The future minimum lease expenses for office space are:

December 31,	
2004	$ 146,835
2005	153,720
2006	12,858
2007	–
Thereafter	–
	$ 313,413

Total rent expense for the year ended December 31, 2003 was $155,472.

The Company has also entered into certain noncancellable leases for office equipment and an automobile. These leases vary in length and expiration.

The future minimum lease expenses for office equipment and the auto are:

December 31,	
2004	$ 8,865
2005	8,865
2006	8,865
2007	2,269
2008	1,830
Thereafter	–
	$ 30,694

The Company is currently subleasing a portion of its office space to an unrelated party. Future minimum revenues from this space are:

December 31,	
2004	$ 124,500
2005	96,000
2006	8,000
2007	–
Thereafter	–
	$ 228,500

Note 4: <u>COMMITMENTS AND CONTINGENCIES</u>
(Continued)

Contingencies

On December 31, 2002, the Company's 25% shareholder purchased all the remaining outstanding shares of stock from the Company's 75% shareholder. This was a personal stock purchase agreement, however, included in the stock purchase agreement was a paragraph attached to the warrants in the NASDAQ Stock Market, Inc. (see note 2). According to the paragraph, the Company agrees to share the future economic benefit from the warrants with its former majority shareholder.

Upon the sale or other disposition of the warrants, their proceeds will be divided between the Company and the former shareholder 25% and 75% respectively.

No adjustments to these financial statements have been made for this commitment.

NOTE 5: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

NOTE 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within it scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company's net capital of $17,461 exceeded the minimum net capital requirement by $12,461; and the Company's ratio of aggregate indebtedness ($33,027) to net capital was 1.89 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Streamline Capital Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital

Stockholder's equity		
Common stock	$ 12,000	
Additional paid-in capital	130,278	
Retained earnings	(99,781)	
Total stockholder's equity		$ 42,497
Less: Non-allowable assets		
Securities, not readily marketable	(15,075)	
Lease deposit	(9,961)	
Net adjustments to stockholder's equity		(25,036)
Net capital		17,461

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,202	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 12,461
Ratio of aggregate indebtedness to net capital	1.89:1	

There was a $2,000 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003, due to the reclassifying of a rent deposit from the income statement to the balance sheet.

See independent auditor's report.

Streamline Capital Corporation
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Streamline Capital Corporation
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Streamline Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Streamline Capital Corporation

In planning and performing my audit of the financial statements of Streamline Capital Corporation for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Streamline Capital Corporation including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 17, 2004